OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

P.T. Indosat Tbk
(Name of Issuer)
Series B Common Shares, par value Rp.100 per share
(Title of Class of Securities)
715680 10 4
(CUSIP Number)
Pek Siok Lan
STT Communications Ltd
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
Telephone: (65) 6723 8668
Facsimile: (65) 6720 7277
Copy to:
Michael W. Sturrock, Esq.
Latham & Watkins LLP
80 Raffles Place #14-20
Singapore 048624
Telephone: (65) 6536 1161
Facsimile: (65) 6536 1171
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	715680 10 4	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of Asia Mobile Holdings Pte. Ltd (“AMH”).
(2) The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd and its subsidiaries.

CUSIP No.	715680 10 4	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Singapore Technologies Telemedia Pte Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(3) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	4	of	10

1	NAMES OF REPORTING PERSONS: STT Communications Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(4)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(4) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Asia Mobile Holding Company Pte. Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(5) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Asia Mobile Holdings Pte. Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,217,590,000(6)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,217,590,000(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,217,590,000(6)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(6) Includes 46,340,000 Series B Common Shares which are owned beneficially and of record by Indonesia Communications Pte. Ltd., a wholly-owned subsidiary of AMH.

CUSIP No.	715680 10 4	Page	7	of	10

1	NAMES OF REPORTING PERSONS: Indonesia Communications Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Mauritius

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,171,250,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,171,250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,171,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	40.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

This Amendment No. 5 amends the Schedule 13D previously filed by STT Communications Ltd. (“STT Comm”) with the Securities and Exchange Commission on January 29, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT Comm with the SEC on December 22, 2003, Amendment No. 2 to the Schedule 13D filed by STT Comm with the SEC on January 11, 2005, Amendment No. 3 to the Schedule 13D filed by STT Comm with the SEC on December 29, 2006 and Amendment No. 4 filed by STT Comm with the SEC on January 19, 2007 (the “Statement”) with respect to the Series B Common Shares, par value 100 Rupiah per share (the “Series B Shares”), of P.T. Indosat Tbk, an Indonesian corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings given to them in the Statement.
Item 2. Identity and Background
Item 2 is amended to include the following paragraphs:
The citizenship of Simon Claude Israel, a director of Temasek, has been changed to Singaporean.
The present principal occupation of Justin Weaver Lilley, a director of STT and STT Comm, has been changed to President, TeleMedia Policy Corp.
Item 4. Purpose of Transaction
On March 1, 2007, AMH, AMHC and QIH entered into a Shareholders Agreement (the “Shareholders Agreement”) relating to AMH’s interests in the Issuer. The Shareholders Agreement is incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Qatar Telecom (Qtel) Q.S.C. on March 9, 2007.
Item 5. Interest in Securities of Issuer
Item 5 is amended to include the following paragraph:
On February 27, 2007, STT Comm prepaid the outstanding amount under the loan facility which was secured by a pledge of ICL’s Series B Shares (the “Indosat Pledge”) pursuant to a pledge of shares agreement, dated as of December 11, 2003, by and between ICL and Standard Chartered Bank, as security agent. The Indosat Pledge was released on February 27, 2007.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is amended to include the disclosure in item 4 above.
Item 7. Material to be Filed as Exhibits
1.	Shareholders Agreement dated March 1, 2007 among Asia Mobile Holding Company Pte. Ltd., Asia Mobile Holdings Pte. Ltd and Qtel Investment Holdings BSC. *
*	Incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Qatar Telecom (Qtel) Q.S.C. on March 9, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2007	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By Name	: :	/s/ Jeffrey Chua Jeffrey Chua
	Title	:	Managing Director, Legal & Regulations

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

	By Name	: :	/s/ Pek Siok Lan Pek Siok Lan
	Title	:	Company Secretary

STT COMMUNICATIONS LTD

	By Name	: :	/s/ Pek Siok Lan Pek Siok Lan
	Title	:	Company Secretary

ASIA MOBILE HOLDING COMPANY PTE. LTD.

	By Name	: :	/s/ Pek Siok Lan Pek Siok Lan
	Title	:	Company Secretary

ASIA MOBILE HOLDINGS PTE. LTD.

	By Name	: :	/s/ Pek Siok Lan Pek Siok Lan
	Title	:	Company Secretary

INDONESIA COMMUNICATIONS LIMITED

	By Name	: :	/s/ Pek Siok Lan Pek Siok Lan
	Title	:	Authorized Signatory

Exhibit Index
1.	Shareholders Agreement dated March 1, 2007 among Asia Mobile Holding Company Pte. Ltd., Asia Mobile Holdings Pte. Ltd and Qtel Investment Holdings BSC. *
*	Incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Qatar Telecom (Qtel) Q.S.C. on March 9, 2007.